Via Edgar and fax

June 11, 2009

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tix Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 1-34043

Dear Ms. Singleton:

This letter sets forth the response of Tix Corporation (the “Company”) to the comments from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 12, 2009 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), as filed by the Company with the Commission on March 16, 2009.

For ease of reference, the comments of the Staff have been reproduced below in italics, and the Company’s response to each comment has been set forth immediately thereafter.

Given the complexity and impact of certain of the comments on reports previously filed with the Commission, we will consider an amendment to the Form 10-K, if necessary, and will file it as soon as it is practical after the Company has the information assembled and your review of our responses to the Comment Letter is communicated to us. Accordingly, each of our responses to our comments is set forth below.

Form 10-K (Fiscal Year Ended December 31, 2008)

Item 5. Market For Common Equity, Related Stockholder Matters…, page 14

1.	In future filings, please include the information specified by Item 703 of Regulation S-K for any repurchases made in a month within the forth fiscal quarter.

Response: We included the information specified by Item 703 of Regulation S-K in PART II. OTHER INFORMATION under ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS in our first quarter Form 10-Q filed on May 6, 2009 and will do so in future 10-Ks to the extent applicable.

Management’s Discussion and Analysis

Valuation of Intangible Assets, page 20

2.
We note your disclosure regarding the goodwill and intangible asset impairment charges recorded in fiscal year 2008 pertaining to the Exhibit Merchandising segment. Please consider including a consolidated table here or segmental tables within the MD&A discussion on segmental results, of the amount of any and all remaining goodwill and intangible assets for each segment (and or reporting unit within the operating segment). Further expand your disclosure to discuss if any impairment indicators occurred in fiscal year 2008, prior to testing of your goodwill and intangible asset impairment review in the fourth quarter, including the impact from the recent events of the economic slowdown, and explain why your other two segments were not affected by any impairment charges given that the nature of the operations are very similar in selling discounted tickets and in live entertainment events. For guidance on impairment indicators, see SFAS No. 142, paragraphs 17 and 28, and SFAS No. 144, paragraph 8. Please include in future filings.

Response:  The intangible assets related to each of our acquisitions are reflected in the notes to the consolidated financial statements under “Footnote 4. Acquisitions” on pages F-14, F-15, and F-16. These amounts are identified by specific entities. These specific entities and the segments they relate to are identified on page 5 under the heading “Operating Segments”, which is part of  “ITEM I. BUSINESS”. While each acquisition is related to the entertainment industry, they service different parts and geographical locations of the entertainment market. Ticketing segment revenues are primarily derived from the sale of Las Vegas discount show tickets and there was no economic slowdown in our ticketing business segment.

Revenues from the Exhibit and Event Merchandising segment are primarily derived from the sale of retail merchandise related to the King Tutankhamun Exhibition. The King Tutankhamun Exhibition was in Europe for the first 9 months of 2008.  During this time period sales and income were lower than we had projected due to several reasons including the buying patterns of Europeans are different than those of consumers in the United States; the attendance at the exhibits were lower than the promoter of the exhibit had anticipated and the cost of doing business in Europe was higher than doing business in the United States.  It was the management of Exhibit Merchandising and the promoter’s belief that these factors would improve once the Exhibit returned to the United States in November 2008.  This was not the case.  The fourth quarter of 2008 was one of the poorest performing economic quarters on record as consumers were faced with lay-offs, foreclosures and reduced credit availability, which forced many consumers to reduce their non-essential spending.  This change in consumer behavior caused a further reduction of attendance at the King Tutankhamum Exhibit.  Therefore, based upon deteriorating economic conditions, less than expected attendance, and little change in the economic results of the exhibit in the United States versus what had occurred in Europe led management to believe that an economic impairment had occurred.

Our Live Entertainment segment produces and presents live entertainment that services two separate markets. The first market, through NewSpace Entertainment, is the presentation of Broadway plays in second and third tier cities, which are subscribed to a year in advance and therefore a slowdown in the overall economy had little or no impact in 2008. Additionally, through Magic Arts and Entertainment, we present brand name entertainment to second and third tier cities, and the brand name entertainment has only been marginally impacted by the recent economic slowdown.  In fact despite the slowdown in the Unites States’ economy during this period our live entertainment segment had one of its best quarters ever in the fourth quarter of 2008.

In future filings we will include a consolidating table of assets in our ITEM 7. Management Discussion and Analysis of Financial Condition and Results of Operations: and separately in the Intangible Assets and Segment Reporting footnotes to the financial statements.  Further we will provide a discussion similar to the discussion provided above regarding the valuation of any and all remaining goodwill and intangible assets for each segment (and or reporting unit within the operating segment) in ITEM 7. Management Discussion and Analysis of Financial Condition and Results of Operations: and separately in the Intangible Assets footnotes.

3.
We note your disclosure that “Tix engages independent valuation experts who review Tix’s critical assumptions and calculations for acquisitions of significant intangibles.” The valuation experts must be explicitly named in your Form 10-k, or alternatively, delete all references to the valuation experts and the Company instead can accept responsibility for such valuation and not make reference to the experts. If valuation experts are named in the filing, consents from such experts would be required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a ’33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. Please revise in future filings.

Response: Management in its disclosure under the caption Valuation of Intangible Assets: on page 20 is taking responsibility for the valuation and believes its disclosure is consistent with the Compliance and Disclosure Interpretations (“C&DIs”), which comprise the Division’s interpretations of the Securities Act Sections, Question 141.02.

The Answer to Question 141.02 states that a registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report, valuation or opinion in connection with the preparation of a Securities Act registration statement. The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a). As management has assumed that responsibility it does not believe it needs to state the name of the expert or to obtain its consent.

Liquidity and Capital Resources, page 21

4.
See the second paragraph. In future filings please expand to clarify whether or not your have any third party sources of liquidity available to you, such as lines or letters of credit, and the amounts involved. We note your disclosure that “we have not commitments from third parties to provide us with any additional future financing…” Further it appears that prior to fiscal year 2008, your primary sources of liquidity for funding of your operations and acquisitions have been from loans from shareholders and proceeds from the sale of equity securities, rather than from cash provided by operations. If true, please expand to include such disclosure in this section.

Response:  In future filings we will expand to clarify whether or not we have any third party sources of liquidity available to us. Presently, we do not have any lines of credit available to us.

Management believes the discussion in the second paragraph of “Liquidity and Capital Resources” on page 22, and “Sources of Cash” also on page 22 indicates to a reader that prior to 2008 our primary sources of capital were from equity fund raising and borrowings from related parties.  In future filings, to the extent relevant we will expand the disclosure to note that prior to 2008, our primary sources of liquidity and funding for operations and acquisitions were from loans from shareholders and proceeds from the sale of equity securities.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Presentation and Concentrations, page F-9

5.
Refer to the bullets that follow the first paragraph discussion of EITF No. 99-19. Please clarify in the second sentence of the third bullet that “If the Company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis.” Your current disclosure reflects “with” rather than “without”. In future filings, please revise here and on page 19 of MD&A.

Response: We will amend the wording so that the future filings will disclose “without” rather than “with” as disclosed in the Form 10-K (for the year ended December 31, 2008) filed on March 16, 2009 and the Form 10-Q (for the three months ended March 31, 2009) filed on May 6, 2009.

6.
Refer to your discussion of Exhibit Merchandising. We note that shipping and handling revenues from your websites are included as component of net sales. We assume that shipping and handling costs are included within the line item labeled “Direct costs of revenues.” Please advise, and disclose the classification of these costs in future filings pursuant to EITF 00-10.

Response:  Shipping and handling costs are included as part of the line item labeled “Direct costs of revenues”. The classification of these costs, pursuant to EITF 00-10, will be disclosed in future filings.

Business Combinations, page F-10
and
Impairment of Long-Lived Assets, page F-12
and
Note 4. Acquisition, page F-14

7.
We note your various references to engagement of independent third party appraisal or valuation firms, and the reference to the firm “Sanli, Pastore and Hill, Inc.” Please refer to our comment about under MD&A regarding the use of an independent or third-party appraisal firm. Future filings should be revised as appropriate.

Response:  Management has taken responsibility for the valuation and is not required to make reference to the experts (see discussion to comment 3 above).  In any future filings we will remove the reference to Sanli, Pastore & Hill, Inc.  Further, we understand and acknowledge that if this document is incorporated by reference we will obtain the consent of any named expert or we will amend our currently filed 10-K to remove all reference to them.

Intangible Assets, page F-11

8.	Please expand your footnote to also describe how goodwill impairment is identified and measured or supplementally tell us where these disclosures are currently presented.

Response:  The disclosures are currently presented in the fifth paragraph of the heading “Acquisition of Exhibit Merchandising” on page F-16, which is part of footnote 4 “Acquisitions”.   In future filings we will expand our discussion in our Accounting Policy footnote to include how goodwill impairment is identified and measured separate from our discussion of how impairment is identified and measured for intangible assets.  The discussion will include the process for identification of an impairment, factors that could indicate impairment has occurred and the measurement of impairment.  Further in our Intangible Assets footnote we will provide the information included in Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets Illustration 1 Note B Acquired Intangible Assets and Note C Goodwill.

9.
Please expand your footnote to also include a schedule comparable to the schedule set forth in Appendix C to SFAS 142, paragraph C2 (Illustration 1). Please note that the schedule format will change after the adoption of SFAS 141 (R) as indicated in the final paragraph of the illustration.

Response:  We refer you to the information provided in footnote 5 “Intangible Assets” on page F-17. This provides a table of the intangible assets which includes the original cost and accumulated amortization by category of intangible asset. This footnote also provides a table of the future amortization expense for the next five years, and thereafter. The above table also has a separate column for the “impairment adjustment”. The impairment adjustment is discussed in the fifth paragraph of the heading “Acquisition of Exhibit Merchandising” on page F-16, which is part of footnote 4 “Acquisitions”.

Note 4, Acquisitions, page F-14

10.
Please confirm to us that the individual acquisitions of Magic Arts and Entertainment and NewSpace Entertainment were not material for providing historical audited financial statements and unaudited pro forma financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X, using the computations for the asset test and income test of significant subsidiary of Rule 1-02(w)(2) and (3) of Regulation S-X.

Response:  As noted in the second to last sentence of paragraph one to footnote 4 “Acquisitions” As such, the Company has included the results of operations of Magic and NewSpace in its consolidated operations as of January 2, 2008. Therefore in 2008, the results of the entities acquired were included for the entire twelve month period and accordingly, no pro forma information is required. Further, Magic Arts and Entertainment was audited, and financial statements and supplementary and proforma information were included in Form 8-K filed July 2, 2008.  No audit was required of NewSpace Entertainment as it did not meet the criteria pursuant to Rule 3-05 and Article 11 of Regulation S-X, using the computations for the asset test and income test of significant subsidiary of Rule 1-02(w)(2) and (3) of Regulation S-X .  We have included the calculations for NewSpace as Exhibit Ato this document.

11.
We see that you entered into three year employment agreements with each of the two stockholders of Magic Arts and Entertainment. You have also agreed to issue these former stockholders additional shares of common stock. “if certain EBITDA milestones are achieved during the first thirty-six months.” Please tell us how you intend to account for any such issuances of contingent consideration. If you do not intend to account for the issuances as compensation for services, please support your conclusion that the shares constitute additional purchase price of the acquired entity. In your response, please explain how you considered each of the factors set forth in EITF 95-8.

Response: At the time of Tix acquisition of Magic Arts & Entertainment approximately 381,000 shares would be issued if certain EBITDA levels were reached in 2009, 2010 or 2011. Pursuant to FAS 141, paragraph 28, which states “Additional consideration may be contingent on maintaining or achieving specified earnings level in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.” The value of the 381,000 common shares of common stock to be issued was recorded entirely as Goodwill.

Note 9. Stockholders’ Equity, page F-19

12.
Refer to your discussion of service providers and vendors on page F-20. Please discuss, supplementally and in detail, the basis for your conclusion that the expenses associated with both the three and four year fiscal 2007 consulting agreements should be immediately expensed. In addition, please explain how you accounted for the termination agreement with Centaurus as it appears that you were contractually able to significantly reduce the number of previously issued warrants. Cite your specific basis in GAAP for the accounting you applied for each of the above referenced transactions. In this regard, if the issued warrants were forfeitable and/or had to be “Earned” by the service provider, please provide support for your apparent conclusion that the related cost should be immediately expensed.

Response:  Tix Corporation granted several non-employees warrants and restricted shares of our common stock in exchange for services. The service agreements had lives that varied from two to four years. The warrants and restricted shares granted to the consultants were vested at the time of their grant.  The warrants could be exercised at any point in time and the restricted shares were only restricted by the holding period defined by Rule 144.  The contracts did no not contain any performance measurements or sufficiently large disincentives for non-performance.  We valued these shares at the closing price of our common stock on the date of grant.  We believe our accounting for the restricted shares granted is consistent with EITF 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. EITF 96-18 states the fair value of the equity instruments issued to a non-employee be measured on the earlier of: (1) the performance commitment date, or (2) the date the services required under the arrangement have been completed.  As the commitment date is the earliest date and there are no sufficiently large disincentives for non-performance included in the contracts the grant date therefore becomes the measurement date.  Since the shares are vested at the time of the grant and the measurement date is determined, the next step was to determine if the expense could be amortized over a service period. We reviewed further guidance provided by Emerging Issues Task Force Issue No. 00-18 “Accounting Recognition for Certain transactions Involving Instruments Granted to Other Than Employees,” (EITF 00-18).  EITF 00-18 provides further guidance regarding three circumstances where an equity instrument has been granted and is fully vested, and is non-forfeitable in exchange for services.

•
In the first instance the grantor must conclude an asset has been received in exchange for the equity instrument that is fully vested and is non-forfeitable. The warrants granted to the individual consultants were in exchange for an equity instrument that is fully vested and was non-forfeitable. The issue is whether an asset or an expense should be recorded at the time of grant.  In this regard the EITF indicated that it is dependent upon the facts and circumstances; however it does not provide any guidance on which facts and circumstances would indicate an asset and which would indicate an expense. In this case management believed that while it expected opportunities in return for the restricted stock and warrants there was a high probability that most of the contracts would ultimately bear little fruit, and therefore should expensed cost at the time of issuance.  In reviewing the performance of the consultants to date that received these shares with the exception of one none have provided the company with the meaningful opportunities that we hoped they would provide.

•
In the second instance the grants are fully vested and are non-forfeitable and are exerciseable only after a specified period of time. The second instance does not apply as the equity instruments granted to the individual consultants were immediately vested without restriction and the restricted shares were unrestricted except as to Rule 144.

•
In the third instance the grantee has a performance commitment included in their contract.  As the consultants contracts did not have any performance measurements included in their contract the third instance does not apply.

Therefore as the contracts were without a disincentive for non-performance, there was no forfeiture clause and management understood they were assuming risk in entering into these relationships with these consultants we concluded it was impossible to determine if any future benefit existed, and therefore the full amount was recorded as expense at the grant date.

With regards to Centauruas One, we granted them one million warrants with an exercise price of $5.35 per share, the closing price on the date of grant in May 2007.  The warrants granted Centauraus One vested at the time of the grant and there was no sufficiently large disincentive for non-performance included in the contract, therefore the related cost was expensed at that time of grant.  We believe this accounting is consistent with the accounting for equity instruments addressed in EITF 96-18 and EITF 00-18.

In November 2007, we cancelled 500,000 of the warrants granted Centauraus One for no consideration.  In reviewing the accounting literature we were not able to identify any accounting literature that directly addressed this set of circumstances.  Therefore, by analogy we looked to SFAS 123(revised 2004) Share-Based Payment (SFAS 123(R)) paragraphs 55 through 57 that address “Repurchases or Cancellation of Awards of Equity Instruments.”  Paragraph 57 states “a cancellation of an award that is not accompanied by a concurrent grant or a replacement award or other valuable consideration shall be accounted for no consideration.  Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.”  Thus in transactions where an instrument is cancelled without consideration there can be no reversal of previously recognized expense. Therefore, as our cancellation was done without consideration and as all cost had already been expensed there can be no reversal of the cost previously expensed.

Note 10. Stock-Based Compensation Plans, page F-20

13.
Refer to your discussion of stock-based compensations on page F-11. You state that SAB 110 permits “certain companies to use the ‘simplified method’ for estimating the term of ‘plain vanilla’ shares options granted under specified conditions.” This accounting methodology is discussed under SAB Topic 14C.2, Interpretive Response to Question 6. Please tell how you concluded that the use of the simplified method was appropriate in your circumstances. Provide us, supplementally and in future filings, with the disclosures specified in the next to the last paragraph of the Interpretive Response or indicate where they may be found in your current financial statement footnotes. Finally, please tell us how and when you believe that more detailed external information about exercise behavior will become readily available as discussed in the final paragraph of Interpretive Response. We nay have further comments upon review of your response.

Response:  The stock options granted to employees vest over three years and have a life of ten years. The exercise price of an option granted is the closing price of our stock as quoted by the NASDAQ on the date of grant.  The options vest with the passage of time and are not based upon any performance measurements.  The Company uses a volatility rate calculated based upon approximately 600 closing price quotes of our common stock, the dividend yield is 0%, as we have never declared a dividend.  Tix uses an expected life of three years due to the relatively high turnover rates experienced in the past for positions granted options.  The Risk Free Rate is consistent with the expected life of the option.  In future filings we will describe more fully our expected life and how it is derived and will no longer describe the options as plain vanilla.

Note 13. Quarterly Financial Information, page F-26

14.
As discussed in our staff comment letter dated June 28, 2007, given the nature of your business we believe that you should not present a subtotal such as gross profit. Please revise your presentation of quarterly financial information to eliminate this line item in a manner consistent with your income statement. Instead, please substitute operating income or loss, as this measure includes all costs integral to doing business and generating revenue.

Response:  We will conform the quarterly financial data to the income statement presentation and will not use the term gross profit.

Schedule II – Valuation and Qualifying Accounts, page F-27

Deferred Tax Asset Valuation Allowance

15.	In future filings, please consider including footnote disclosures on this schedule as to the nature and reasons for the significant amounts recorded in the column “Other.”

Response:  In future filings, we will include footnote disclosures on this schedule as to the nature and reasons for the significant amounts recorded in the column “Other”.

Inventory Valuation Allowance

16.
You indicated in footnote I that the inventory reserve increase in fiscal 2007 is “result of the acquisition of Exhibit Merchandising in August of 2007.” Please tell the staff when, and for what reason, this inventory reserve increase was recorded. Specifically, if the inventory was recorded at estimated fair value at the acquisition date, it appears that no accompanying reserve balance would be required “as the result of the acquisition.” Please explain, supplementally and in detail.

Response:  Paragraph 37 of SFAS 141 Accounting for business combinations requires the acquired inventories in a purchase price allocation to be stated at their estimated selling price less the cost of selling effort, and a reasonable profit for the selling effort on the date of acquisition without regard to FIFO, LIFO or weighted average cost. The entire inventory purchased by Tix was finished goods.   The inventory was recorded at its estimated fair value at the date of acquisition that included adjustments required by SFAS 141 that relate to selling cost, shipping and warehousing and selling profits. To tract the adjustment in our accounting records, we labeled the amount a reserve and this language was carried over in our filings where it was mislabeled a reserve and should not have been. Further, in future filings we will adjust Schedule II “Valuation and Qualifying Accounts” by eliminating the “Other” category for 2007.

Part III, page 36

Compliance with Section 16(a) of the Securities Exchange Act of 1934…, page 37

17.
In future filings, please identify each beneficial owner of more than 10% of any class of equity securities that failed to file reports required by Section 16(a) of the Exchange Act of clarify that all beneficial owners of more than 10% of any class of equity securities complied with Section 16(a) during the most recent fiscal year. Refer to Item 405 of Regulation S-K.

Response:  In future filings we will identify each beneficial owner of more than 10% of any class of equity securities that failed to file reports required by Section 16(a) of the Exchange Act or clarify that all beneficial owners of more than 10% of any class of equity securities complied with Section 16(a) during the most recent fiscal year.

Item 11. Executive Compensation, page 38

18.
We note that you use subjective criteria to determine the base pay, annual and special bonuses and equity incentive compensation of your named executive officers. In future filings, please revise your disclosure to clarify the manner in which qualitative inputs relating to individual and company performance are translated into objective pay determinations. Also, please discuss the specific items of corporate performance that you take into account in setting compensation policies and making compensation decisions.

Response:  In future filings, we will revise our disclosure to clarify the manner in which qualitative inputs relating to individual and company performance are translated into objective pay determinations. We will discuss the specific items of corporate performance that you take into account in setting compensation policies and making compensation decisions.

Setting Executive Compensation, page 39

19.
We note your disclosure that the Compensation Committee utilized data to set compensation for your executive officers at levels targeted at or around a range of compensation amounts provided to executives at comparable companies. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: Benchmarking is not material to our compensation policies and decisions. In this connection, we conducted an informal survey to determine if the compensation levels of our executives were within a general range of comparable companies.

Compensation Committee Report, page 41

20.	In future filings, please list the name of each member of your compensation committee below the Compensation Committee Report. Refer to Item 407(e)(5) of Regulation S-K.

Response: In future filings, we will list the name of each member of our compensation committee below the Compensation Committee Report.

Summary Compensation Table, page 41

21.
In future filings, with respect to the stock and option awards reported in the fifth and sixth columns of your Summary Compensation Table, please clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis section. Refer to Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar information regarding the stock awards listed in your Director Compensation Table on page 46.

Response: In future filings, with respect to the stock and option awards reported in  the fifth and sixth columns of our Summary Compensation Table, we will clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in our financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis section.

Signatures, page 52

22.	Please have your controller or principal accounting officer sign your filing. Refer to General Instruction D(2)(a) to Form 10-K.

Response:  Matthew Natalizio, our CFO is also our principal accounting officer and will be described as such in future filings.

This letter sets forth the Company’s response to the request from the Staff of the Commission in its letter dated May 12, 2009 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed by the Company with the Commission on March 16, 2009.

In connection with responding to the above referenced comment letter we are acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure of this and all filings it makes with the Commission.

•	Additionally, we are aware the Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing.
•	Further, we are aware the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and
•
Lastly we are aware the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in your review of our filing or in response to your comments in our filings.

If you have any questions on the foregoing please do not hesitate to contact me at (818) 761-1002.

Sincerely,

/s/ Matthew Natalizio

Matthew Natalizio
Chief Financial Officer
Tix Corporation

Exhibit A

NewSpace Entertainment Inc.
Rule 3.05 Test

			NewSpace
			as a % of
Test of Assets	Date of Test	Amount	Tix

NewSpace Assets	12/31/2007	$915,708	2%
Tix Corp Assets	12/31/2007	$55,168,000

	NewSpace total assets are less than 20% of the total assets of Tix;

Revenues

NewSpace	12/31/2007	$624,923	3%
Tix Corp	12/31/2007	$18,567,000

	NewSpace total revenues are less than 20% of the total assets of Tix;

Income/Loss

NewSpace	12/31/2007	$(10,386)	0%
Tix Corp	12/31/2007	$(16,365,000)

NewSpace total income or loss are less than 20% of the total assets of Tix;

As NewSpace operated six months of 2007. NewSpace did not meet the criteria pursuant to Rule 3.05 and Article 11 of Regulation S-X using the asset and income test of significant subsidiary of Rule 1-02(w)(2) and (3) of Regulation S-X no audited financial statements are required.